June 10, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Frank Wyman Lisa Vanjoske Karen Ubell Suzanne Hayes Jim B. Rosenberg
Re:	SEC Comment Letter dated June 7, 2010 StemCells, Inc. Form 10-K for the fiscal year ended December 31, 2009 Definitive Proxy Statement on Schedule 14A filed April 13, 2010 File No. 001-19871
Ladies and Gentlemen:
This letter is to confirm my telephone conversation yesterday with Mr. Wyman of staff of the Securities and Exchange Commission wherein I advised Mr. Wyman that our response to the staff’s comment later dated June 7, 2010 would be provided by July 6, 2010.
Very truly yours,

/s/ Kenneth B. Stratton

Kenneth B. Stratton
General Counsel
StemCells, Inc.